

September 15, 2010

Mr. Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
8888 East Raintree Drive, Suite 300
Scottsdale, AZ 85260

> **Re:** **Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Forms 8-K filed on March 1, 2010 and May 5, 2010**
> **File No. 001-13521**

Dear Mr. Tartavull:

We have reviewed your letter dated August 30, 2010 in connection with the above-referenced filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments refer to those in our letter dated July 9, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note from pages 2 and 45 of your Form 10-K that one of your business segments includes the Middle East and Africa regions. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We also note from the SiliconIran website that DPI (Data Processing Iran), an Iranian IT company, is one of your partners. In addition, it appears from October 2008 and November 2007 news articles that your customer STS (Specialized Technical Services) of Jordan, a Master Distributor of Hypercom, has distributors in Syria and an IT cooperation agreement with Al Khayyat Group, an agent for Iran Khodro.

It appears from May 2007 and July 2006 news articles that Al Rajhi Bank of Saudi Arabia, which provides services in Sudan, deployed your company's payment terminals.

We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

2.   Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the comment immediately above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Item 1. Business, page 2

General

3.   In your response to prior comment 7, you agree to disclose all information required by ASC 280-10-50-41 and Item 101(d) of Regulation S-K in future periodic report filings, and you provide country-specific revenue and long-lived asset information for the past two fiscal years. Please be advised that Item 101(d) requires disclosure of revenues attributable to, and long-lived assets located in, the company's country of domicile and any individual foreign country, if material, for each of the registrant's last three fiscal years. Accordingly, please provide the information required by Item 101(d) for your fiscal 2007, and confirm that you will provide disclosure for the requisite three-year-period in future filings.

4.   We again refer to your response to prior comment 7. You advise that total long-lived assets "that cannot be readily removed from the United States" constituted 10.7% and 10.0% of total property, plant and equipment, net, as of December 31, 2009, and December 31, 2008, respectively. Please explain to us how you believe this definition of long-lived assets comports with the requirement in Item 101(d)(1)(ii) to disclose "[l]ong-lived assets, other than financial instruments, long-term customer relationships of a

financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets."

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Compensation Discussion and Analysis, page 11

General

5.   We refer to prior comment 8. Your response addresses the company's benchmarking practices with respect to total compensation for your named executive officers but it does not appear to address benchmarking practices with respect to their base salaries. We again note that your proxy statement disclosure states that the company targets base salary for your executives at the median base salary of executives performing similar roles at comparable companies. Accordingly, as previously requested, please state where actual 2009 payments fell in comparison to the targeted benchmark with respect to base salary and any other material element of compensation that the company benchmarks, to the extent not already addressed in your disclosure or response. If the company does not benchmark base salary (as distinct from "total annual cash compensation" and "total direct compensation," which we note are addressed in your response and which include other payments besides base salary), please ensure that future filings do not suggest otherwise.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 41

6.   We note your response to prior comment 15, in which you indicate that based on information you recently obtained, you have concluded that your director Mr. Geeslin has an indirect material interest in the company's credit agreement and other transactions with Francisco Partners and its affiliates, and that you will "make the full disclosure pursuant to Item 404(a) with regard to Mr. Geeslin" in future filings, where appropriate. It appears, however, that in light of this conclusion you should also amend Part III of your Form 10-K for the fiscal year ended December 31, 2009, to provide the full disclosure called for by Item 404(a) with respect to these transactions. We note in this regard that your disclosure currently states that there were no related-person transactions. Please amend your Form 10-K or advise.

   You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483, or me at (202) 551-3462.

      Sincerely,

      Mark P. Shuman
      Legal Branch Chief